Exhibit 23.1

Consent to the Inclusion in This Registration Statement

We consent to the inclusion in this Registration Statement on Form S-1/Amendment No.9 of our report dated July 24, 2024, except for Notes 10, 12, as to which date is October 11, 2024, except Note 16 as to which the date is December 30, 2024 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of TEN Holdings, Inc. and Subsidiaries as of and for the years ended December 31, 2023 and 2022, which is part of this Registration Statement.

Grassi & Co., CPAs, P.C.

Jericho, New York

February 4, 2025